CRATER MOUNTAIN RESOURCES, INC.
4666 Mission Avenue, Suite 1
San Diego, CA 92116
Telephone (619) 819-7595

October 14, 2008

H. Roger Schwall
Assistant Director
U.S. Securities and Exchange Commission
Mail Stop 7010
Washington, DC   20549-0405

RE:           Crater Mountain Resources, Inc.
Registration Statement on Form S-1
Filed May 22, 2008
File No. 333-151085

Dear Mr. Schwall:

In response to your comment letter regarding the deficiencies in our original filing, attached please find a copy of our Amended form S-1 Registration Statement with our last two years’ audited financial statements and our auditors consent to use. We have amended the Registration Statement throughout to comport with the financial statement disclosures.

We appreciate your kind cooperation and assistance in this matter.

Regards,

/s/ Roger Renken

Roger Renken,
President and CEO

RR:

Enclosures